UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35466

GasLog Ltd.

(Exact name of registrant as specified in its charter)

c/o GasLog LNG Services Ltd.

69 Akti Miaouli 18537

Pireaus Greece

+30 210 459 1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $0.01 per share

(Title of each class of securities covered by this Form)

Series A Preference Shares, $0.01 par value per share*[1]

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 4

* Explanatory Note: For the avoidance of doubt, the Series A Preference Shares will remain registered at this time.

Pursuant to the requirements of the Securities Exchange Act of 1934, GasLog Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GASLOG LTD.

By:	/s/ Paul A. Wogan
	Name:	Paul A. Wogan
	Title:	CEO

Date: June 21, 2021